8/1

02042992

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Omega Project Co. Ltd

*CURRENT ADDRESS ______

**FORMER NAME ______

PROCESSED
AUG 08 2002
THOMSON FINANCIAL

**NEW ADDRESS ______

FILE NO. 82- 5030   FISCAL YEAR 3/31/02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	*AR/S (ANNUAL REPORT)*	☑
12G32BR (REINSTATEMENT)	☐	*SUPPL (OTHER)*	☐
DEF 14A (PROXY)	☐		

OICF/BY: [signature]

DATE : 8/2/02

Omega Project Co., Ltd.

Brief Report Concerning Account Closing
For the year ended March 31, 2002
(Consolidated and Non Consolidated)

82-5030

AR/S
3-31-02

CONTENTS

To All Shareholders and other Concerned Parties

In adopting a leading role in communications through the development of IT and digital devices, we have been propelled to become a "general content" enterprise focusing on entertainment. Since July 2000, our company's name has become Omega Project Co., Ltd. and we intend to further promote our business with the goal of becoming a pioneer as Global Entertainment Provider based on "One content with Multiple usage" for the development not only for the growth of existing channels but also for personal computers, cellular phones and game terminals.

In order to more easily provide a wider range of consumers with entertainment content, our basic policy is to enhance entertainment technology, distribute appropriate merchandise which will be in demand in the future digital communication society by addressing specific needs, and to improve profits for both shareholders and the company with the goal of making a contribution to society regardless of geographical area, generation or race.

As for our general group management strategy, we have embarked not only on Internet service but also on the next generation of cellular phone service such as mass data communication and motion data processing, and such business is expanding worldwide in the form of infrastructure for the Net generation (Mobile Net). Our company plans to promptly establish Asian markets and then to develop western markets in collaboration with strategic partners.

As for movie and TV programs, we plan to collaborate with major international companies at each stage of the planning, investment, production and distribution of such content, making it available for both Asian and Western markets. We also plan to actively develop game and music entertainment including DVD, Internet and Mobile Net communication media by utilizing our movie production know-how as a provider of global entertainment content.

Sincerely yours,
Omega Project Co., Ltd.

Toyoyuki Yokohama
Representative Director/President and CEO

1. Status of Group Companies

As of the end of March, 2002, the group consists of the Company, 16 subsidiaries (The 5 of them are overseas companies.) and one affiliate under the equity method, which are mainly engaged in Entertainment and contents business, Mobile phones and Internet business, Game software and Attraction in amusement park business and other businesses such as Electronic business, Real estate business, in Japan and Korea as major markets, as well as in other countries in South East Asia.

- Consolidated Subsidiaries and Affiliates under the equity method

JAPAN: BASARA Entertainment Inc. Omega Pictures Inc. Omega Micott Inc. Another Heaven Inc. Nekketsuoh Inc. An Entertainment Inc. Better wave Inc. AND Inc. Omega Link Inc. Aoyama Reseach Institute. Sweat Basil Int'l Inc. (Former name: Web Theatre International Inc.) .S.J.omega Inc. Omega Entertainment Inc. (Affiliates under the equity method)

KOREA: STARMAX Co.,Ltd.(Korea) CINETOWN Co.,Ltd.(Korea) Starmax Media Co.,Ltd.(Korea) Omega Pictures Co.,Ltd.(Korea) Rentrack Korea Co., Ltd.(Korea)

Business Structure of the Group Companies (As of March 31,2002)



OMEGA PROJECT Co., Ltd.
Entertainment and Contents Business
Electric, Mobile Phones and Internet, Real Estate Business
Ordering production for film, visual soft, game soft Etc.
Purchasing rights for film distribution rights
Sweet basil int'l Inc.
S.J.Omega Inc
Omega Link Inc.
BASARA Entertainment Inc.
Omega Pictures Inc.
Another Heaven Inc.
An Entertainment Inc.
AND Inc.
Omega Micott Inc.
Aoyama Research Institute Institute
Nekketsuoh Inc
Sharuraku Plus Inc.
Better wave Inc
Omega Entertainment Inc.
STARMAX Co., Ltd.(Korea)
CINE TOWN Co.,Ltd. (Korea)
Starmax Media Co.,Ltd. (Korea)
Rentrack Korea Co., Ltd. (Korea)
Holding company for Korean subsidiaries
Omega Pictures Co.,Ltd. (Korea)
Jazz Music Promotion Business
SecurityEquipment Business
Contents Management and Advertisement
Holding company for subsidiaries
Planning, production, distribution of Film and Visual Soft
Planning, production, distribution of Film&Game
Insurance agency
Management consultant.
Retail Sales of Games and Entertainment goods Etc.
Amusement Facilities Business
Planning, construction, management for attraction business
Distribution & Wholesales of Video, DVD and entertainment soft
Rental & sales of Entertainment soft
Planning, production, distrib. of Music
Administration for Rental video & DVD of Fee Collection
Subcontract production of Films, Games and Visual Contents
CUSTOMERS
Sales & Rental

2. Management Policies

1) Basic Management Policies

While developing IT and digital devices enlarging the range of communication tools, the basic management policy of the Company is to improve profits for both shareholders and the Company by establishing a global enterprise which will supply entertainment contents through existing channels for such entertainment such as motion pictures, TV programs, music and games as well as to develop the Mobile Internet and to distribute appropriate merchandise required by the digital communication society according to specific needs.

2) Mid and Long-Term Management Strategy

The Company aims to become a global contents provider.

i) In the midst of the worldwide development of not only Internet service but also the next generation of cellular phone service such as wide band data communication and streaming data processing, the Company plans to promptly establish not only Asian markets but also European and U.S. markets.

ii) As for movies, TV programs and music contents, the Company plans to make them available for Asian, European and U.S. markets through joint ventures with associated companies and strategic partners in every step of planning, investment, production and distribution of such contents.

iii) By utilizing its movie production know how, the Company plans to actively develop music and game merchandising including DVD, Internet and Mobile Net as communication media.

iv) The Company is also engaged in the development of peripheral technology taking advantage of its position as an entertainment contents provider.

v) For development of the above mentioned connsolidated & affiliated business, the Company plans to strengthen its position in the Korean and Chinese market upon the plan of the combination between Starmax Company, a Korean subsidiary of the Company, and GAONIX Co., Ltd. , which is the listed public company in the KOSDAQ stock market and promotes Membership sporting business, TV program and Film business as the shareholding company.

3) Dividend Policy

The basic dividend policy of the Company is to create sufficient internal reserves to reinforce its future corporate structure, to ensure dependable profits as well as to pay dividends to each shareholder.

As for payment of dividends in the previous fiscal year, the Company's dividend payments was ¥3 (March 31, 2001) after an interval of 6 fiscal years' ¥0 dividend. But regarding the payment of dividends this fiscal year, the Company is obliged ¥0 dividend by the results of decrease of the Company's profit basis.

As for internal reserves, they will be efficiently invested for the purpose of the early establishment of a business system including Asia, Europe and the U.S. to deal with changes in the management environment which are expected to take place in the future.

3. Results of Business

1) Outline of the current (consolidation base) Fiscal Year

Even though set against a background of some recovery on exports and production index toward end of this fiscal year, the economic fundamentals of Japan have continued severe conditions due to factors such as the negative environment of employment and consumption with together the economical confusion of U.S.A. and other overseas countries.

Under these circumstances, the Company has, with the objective of a global entertainment contentsprovider, striven to expand the business through its affiliated subsidiaries and one subsidiaries held by application of the equity method, especially on Contents Business like visual software business of production and trading rights for Film & TV Program, and other contents for Music & Games with together Mobile Net Business of the wholesale of NTT Docomo mobile phones.

However with the contribution on sales expansion, the profit basis of the Company Group turned into squeezed condition by the profit margin declining and the cost increase on the new business investments.

And the Company issued privately-placed offerings of Convertible Bonds to Soft Bank Corporate Group and others, contributed to secure the investment reserve and maintain the stable capital and financial conditions.

Regarding new business affiliates, the Company incorporated SJ Omega Inc., to promote the remote observation & supplying real time moving pictures through Internet with conjunction of Sungjin C&C Corp., which has the original compression technology for digital treatment on Moving Pictures & Sound processing. And also incorporated Omega Link Inc. which promotes advertising, brand management, sales promotion assist introducing soft contents' rights from Omega Group Companies. As for Entertainment Contents Business, the Company incorporated AND Inc. in conjuction with Illustrator "MITSURU" to produce Theatrical & TV Animations and incorporated ANN Entertainment Inc. in conjuction with TV & Film Director "JOHJI IIDA" to plan & produce Visual Entertainment Contents.

And also from this fiscal year under "BASARA Entertainment Inc." which is the holding company of the affiliate group companies, "Game Attraction Business" has been accounted as the new important business category promoted by "Nekketsuoh Inc." promoting retail sales of Game soft, Figure & Character goods and "Better Wave Inc." providing attraction equipments.

<Entertainment and Contents Business>
As for the entertainment and contents business, revenues from sales of foreign film rights lead by sales of rights to film & TV distribution and Video & DVD sales of European, American and Asian Contents and sales of rights to European & American music and Japanese animation. And following them, TV programming production of "Saotome Typhoon", Film production of "Tokyo Level One", Film production assist of "Movement", Taiwan Internet Animation content distribution of "Paota" in Japan for TV and Mobile-Net, Film production and distribution of "KOROSHIYA 1", Film distribution of "Fighters Blues", Film production & distribution of "DOG STAR", Video planning & distribution of "THE DOG", Film production of "Blue Spring", Film production & distribution of "blue", Film overseas trading of "Yi Yi" directed by Edward Yan and received No. 53rd Cannes director award, and merchandising trading of character rights to the series of "Sushi Azarashi", with all of those resulting in sales of Yen 10,658 million.

<Mobile Phones and Internet Business>
As for Mobile Phones and Internet Business, the wholesale distribution of mobile phones in association with Yuasa Newcom Co., Ltd., Kanematsu Computer System Co., Ltd., Idocom Co., Ltd. and Alfa Group Co., Ltd. as well as providing the Company's contents on mobile phones and the Internet, showed strong sales of new models of mobile phones like N503i, SO503i, P503is and F671 reflecting the great expansion of NTT DOCOMO "i- mode" service users, amounting to sales of Yen 6,982 million.

<Game Attraction Business>
As for Game Attraction business, "Nekketsuoh Inc." promoting retail sales of Game soft, Figure & Character goods and "Better Wave Inc." providing attraction equipments like "Simulator" and "Walking Through" equipments etc. amounting to sales of Yen 3,439 million.

<Electronics Business>
As for Electronics Business, recorded sales of the Bodysonic home use chair & sofa products developed in collaboration with Otsuka Furniture Co., Ltd. and the sales of the lower priced personal use chair product "pB", other OEM products, system products, and furniture related products in addition to on-going sales of the basic model "Refresh 1", with together new business of Film Theater Seats, amounting to sales of Yen 182 million.

<Real Estate Business>
As for Real Estate Business of the Company attained income of Yen 191 million from rentals etc. of real estate owned by the Company.
As for the sales of land and building of the Company's Shibuya Building, the final transaction with Jikei Space Co., Ltd. to transfer is re-scheduled from October 31, 2001 to July 31st 2003.

As a result of the foregoing, sales for the current consolidated fiscal year amounted to Yen 21,817 million (129.2% of the previous fiscal year's amount) while ordinary profit amounted to Yen 514 million (54.8% of the previous fiscal year's amount).
Further, special profit in the amount of Yen 160 million of sales of retail sales shops and Yen 103 million in consequence of sales of affiliate securities and special loss of Yen 92 million in consequence of a provision for doubtful account and Yen 40 million for fixed asset loss were booked. As a result, net profit for this fiscal year was Yen 356 million (declined 41.7 % year on year basis).

2) Outlook for the current Fiscal Year
As for the future, while taking note of the uncertainties of both international and domestic economies, the Company intends to expand its income by the development of its business as a global enterprises group which can provide merchandise focusing on entertainment contents in those markets which are expected to grow in accordance with the expansion of the technologies of the Mobile Internet, the Internet and next-generation communications in Japan, Asia, Europe and U.S markets, as well as such products aiming at synergistic effects with the Mobile Internet and technology of Bodysonic effects.

As for STARMAX Co., Ltd. (Korean affiliate company), she is expected to be combined with GAONIX Co., Ltd. (Korean public listed company) according to the contract exchanged on March 11th. 2002.
But as of the timing of this business result report reported Korean Ministry of Finance has not given the final approval for these two companies' combination. So regarding the Company's forecasted consolidated business results, STARMAX Co., Ltd. is fully treated as the affiliate company same as before.
And regarding another affiliate company "Nekketsuoh Inc."promoting Game Attraction Business, the Company sold off the shares of "Nekketsuoh Inc." in April 2002, so the business performance of "Nekketsuoh Inc." is not accounted in the Company's forecasted consolidated business results below mentioned.

As for the current fiscal year, the Company's forecasted business results are set forth below.

1. Forecasted consolidated business results

Sales	Yen 24,000 million (110.0 % of the previous fiscal year's amount)
Ordinary profit	Yen 1,150 million (223.5% of the previous fiscal year's amount)
Net income	Yen 650 million (182.5% of the previous fiscal year's amount)

2. Forecasted unconsolidated business results

Sales	Yen 14,200 million (104.6% of the previous fiscal year's amount)
Ordinary profit	Yen 1,033 million (176.0% of the previous fiscal year's amount)
Net income	Yen 598 million (213.5% of the previous fiscal year's amount)

4. Consolidated Financial Statement

(1) Consolidated Balance Sheet

Fiscal Year / Account title	Current Fiscal Year As of March 31, 2002		Previous Fiscal Year As of March 31, 2001		Increase / Decrease
	Amount	Composition ratio	Amount	Composition ratio	Amount
(Assets)	Thousands of Yen	%	Thousands of Yen	%	Thousands of Yen
I Current assets					
Cash on hand and in banks	3,245,548		4,028,013		△782,465
Notes and accounts receivable, trade	7,751,798		5,450,362		2,301,436
Inventories	4,042,605		2,037,025		2,005,579
Advance payment	3,783,133		4,035,157		△252,024
Deferred tax assets	486,113		596,376		△110,262
Others	1,395,223		648,440		746,782
Allowance for doubtful accounts	△202,023		△100,632		△101,391
Total current assets	20,502,398	76.9	16,694,743	68.5	3,807,654
II Fixed assets					
Tangible fixed assets					
Buildings	1,431,642		1,250,063		181,578
Land	2,351,000		4,221,162		△1,870,162
Others	226,984		170,667		56,316
Total Tangible Fixed assets	4,009,626	15.0	5,641,893	23.1	△1,632,267
Intangible fixed assets					
Adjustment account for consolidation	83,985		129,952		△45,966
Others	191,464		56,118		135,346
Total Intangible fixed assets	275,449	1.0	186,070	0.8	89,379
Investments and other assets					
Investment securities	915,188		460,020		455,167
Long-term loans receivable	235,772		237,427		△1,654
Deferred tax assets	464,267		539,590		△75,322
Others	575,915		879,736		△303,820
Allowance for doubtful accounts	△477,917		△450,150		△27,767
Total investment and other assets	1,713,227	6.4	1,666,623	6.8	46,604
Total fixed assets	5,998,304	22.4	7,494,587	30.7	△1,496,283
III Deferred charges					
Debt security issue cost	163,895		91,110		72,785
Debt discount	11,500		98,250		△86,750
Total deferred charges	175,395	0.7	189,360	0.8	△13,964
Total assets	26,676,098	100.0	24,378,692	100.0	2,297,406

Account title \ Fiscal Year	Current Fiscal Year As of March 31, 2002		Previous Fiscal Year As of March 31, 2001		Increase / Decrease
	Amount	Composition ratio	Amount	Composition ratio	Amount
(Liabilities)	Thousands of Yen	%	Thousands of Yen	%	Thousands of Yen
I Current liabilities					
Notes and accounts payable, trade	1,351,498		1,524,519		△173,021
Short-term borrowings	6,101,950		4,250,325		1,851,624
Current portion of long-term borrowings	483,626		201,132		282,494
Account payable, other	—		1,319,819		△1,319,819
Accrued taxes on income	64,992		86,038		△21,046
Others	2,094,320		609,268		1,485,051
Total current liabilities	10,096,386	37.9	7,991,105	32.8	2,105,281
II Long-term liabilities					
Convertible bonds	2,000,000		1,360,000		640,000
Long-term borrowings	2,004,002		1,055,643		948,358
Accrued Pension Cost	38,223		10,041		28,181
Reserve for directors' retirement allowance	24,379		14,737		9,641
Others	449,015		370,700		78,314
Total long-term liabilities	4,515,620	16.9	2,811,123	11.5	1,704,497
Total liabilities	14,612,007	54.8	10,802,228	44.3	3,809,778
(Minority Interest)					
Minority Interest in Consolidated Subsidiaries	1,490,965	5.6	1,394,833	5.7	96,132
(Shareholders' equity)					
I Common stock	10,102,608	37.9	9,407,109	38.6	695,499
II Additional paid in capital	2,206,166	8.3	1,644,666	6.8	561,500
III Unrealized loss on Lands available for sale	△ 2,574,187	△ 9.7	—	—	△2,574,187
IV Retained earning	1,240,808	4.6	1,055,734	4.3	185,074
V Unrealized loss on securities available for sale	△ 468,881	△1.8	△ 6,123	△ 0.0	△462,758
VI Foreign currency translation adjustment	73,299	0.3	83,254	0.3	△9,954
VII Treasury stock	△ 6,689	△0.0	△ 3,010	△ 0.0	△3,678
Total shareholders' equity	10,573,125	39.6	12,181,630	50.0	△1,608,504
Total liabilities, Minority interest and Shareholders' equity	26,676,098	100.0	24,378,692	100.0	2,297,406

(2) Consolidated Statement of Income

Account title \ Fiscal Year	Current Fiscal Year (from April 1, 2001 to March 31, 2002)		Previous Fiscal Year (from April 1, 2000 to March 31, 2001)		Increase / Decrese
	Amount	Percentage	Amount	Percentage	Amount
	Thousands of Yen	%	Thousands of Yen	%	Thousands of Yen
I Net sales	21,817,682	100.0	16,891,436	100.0	4,926,245
II Cost of sales	15,143,979	69.4	10,556,758	62.5	4,587,221
Gross profit	6,673,702	30.6	6,334,678	37.5	339,024
III Selling, general and administrative expenses	5,932,601	27.2	5,099,953	30.2	832,648
Operating profit	741,101	3.4	1,234,725	7.3	△493,624
IV Non-operating income	213,198	1.0	241,387	1.4	△28,189
Interest income	19,081		13,100		5,981
Refunds of consumption tax	43,306		—		43,306
Gain from conversion of converted bonds	53,000		134,000		△81,000
Exchange Profit	—		58,108		△58,108
Others	97,811		36,179		61,632
V Non-operating expense	439,808	2.0	538,050	3.2	△98,242
Interest expense	156,030		188,889		△32,858
Amortization of bond-issuing expense	98,725		—		98,725
Amortization of debt discount	86,750		166,750		△80,000
Exchange Loss	38,281		—		38,281
Others	60,019		182,410		△122,390
Ordinary profit	514,491	2.4	938,062	5.5	△423,571
VI Special gains	280,722	1.2	2,054,476	12.2	△1,773,754
Gain on sales of shop goodwill	160,000		—		160,000
Gain on sales of investment securities	17,231		—		17,231
Gain on sales of investment in subsidiaries	103,491		2,054,476		△1,950,985
VII Special losses	181,360	0.8	1,501,527	8.9	△1,320,167
Devaluation loss of Inventories	12,658		—		12,658
Loss on disposal of property and equipment	40,923		—		40,923
Loss on sales of investment securities	18,860		3,500		15,360
Loss on devaluation of investment securities	10,323		—		10,323
Loss on devaluation of golf club membership	5,800		—		5,800
Provision for doubtful account	92,794		—		92,794
Loss on devaluation of investment in subsidiaries	—		1,336,500		△1,336,500
Loss on cancellation of bond issue	—		135,000		△135,000
Loss from changes in equity interest of subsidiaries	—		26,527		△26,527
Income before income taxes and minority interest	613,853	2.8	1,491,011	8.8	△877,158
Income taxes-current	70,720	0.3	135,656	0.8	△64,936
Income taxes-deffered	181,207	0.9	630,832	3.7	△449,625
Minority interest in consolidated subsidiaries	5,841	0.0	113,747	0.7	△107,906
Net income	356,084	1.6	610,774	3.6	△254,690

(3) Consolidated Surplus Statement

Account title \ Fiscal Year	Current Fiscal Year [from April 1, 2001 to March 31, 2002] Amount		Previous Fiscal Year [from April 1, 2000 to March 31, 2001] Amount	
		Thousands of Yen		Thousands of Yen
I Accumulated profit (or deficit) at beginning of year		1,055,734		△ 974,108
II Decrease in accumulated deficit Reversal of additional paid in capital for disposition of deficit	—	—	1,415,257	1,415,257
III Increase in retained earnings Adjustment of retained earnings to reflect exclusion of consolidated subsidiaries	18,069	18,069	3,811	3,811
IV Decrease in retained earnings Dividend	189,079	189,079	—	—
V Net income		356,084		610,774
VI Retained earnings at end of year (Accumulated deficit at end of year)		1,240,808		1,055,734

(4) Consolidated Cash Flow Statement

Fiscal Year / Account title	Current Fiscal Year (from April 1, 2001 to March 31, 2002) Amount	Previous Fiscal Year (from April 1, 2000 to March 31, 2001) Amount
I Cash flows from operating activities	Thousands of Yen	Thousands of Yen
Income before income taxes and minority interests	613,853	1,491,011
Depreciation	230,506	151,282
Amortization of consolidation goodwill	△573	4,585
Equity in loss of uncosolidated affiliates	18,938	2,685
Loss (Gain) on changes in equity interest of subsidiaries	—	26,527
Refunds of consumption tax	△43,306	—
Increase in accrued pension cost	26,834	3,101
Increase in reserve for directors' retirement allowance	9,641	7,819
Decrease in allowance for doubtful accounts	130,490	△631
Interest income	△19,081	△13,100
Interest expense	156,030	188,889
Loss on sales of investment securities	18,860	3,500
Loss on devaluation of golf club membership	5,800	—
Gain on sales of investment in subsidiaries	△103,491	△2,054,476
Amortization of deferred charges	185,475	221,822
Loss on disposal of property and equipment	40,923	—
Gain on sales of investment securities	△17,231	—
Loss from devaluation of investment securities	10,323	—
Gain on sales of shop goodwill	△160,000	—
Loss from cancellation of convertible bonds	—	135,000
Gain from conversion of convertible bonds	△53,000	△134,000
Loss from devaluation of investment in subsidiaries	—	1,336,500
Increase in notes and accounts receivable, trade	△2,244,730	△3,056,516
Increase (Decrease) in inventories	△2,335,681	△380,912
(Increase) Decrease Increase in advance payment	245,422	△2,361,878
(Increase) Decrease in other current assets	79,674	△37,742
Increase (Decrease) in notes and accounts payable, trade	△115,847	199,003
Increase in other current liabilities	362,596	346,286
Others	△2,252	△12,878
Sub total	△2,951,823	△3,934,119
Interest received	11,661	9,706
Interest paid	△168,204	△156,433
Income tax paid	△101,005	△93,870
Cash flows from operating activities	△3,217,371	△4,174,716
II Cash flows from investing activities		
Deposit to time deposit	△17,650	△79,376
Payment for purchases of investment securities	△1,433,422	△361,964
Proceeds from sales of investment securities	101,695	259,044
Net cash increase(decrease) by acquisition of subsidiaries	△4,451	△1,901,917
Proceeds from sales of some of subsidiaries securities	62,799	2,420,775
Payment for purchases of property and equipment	△1,213,269	△231,641
Payment for purchase of intangible assets	△152,642	—
Payment for long-term loans receivable	△849,490	△580,550
Collection from loan receivable	659,643	448,830
Receipts from transfer of business	530,000	—
Others	156,282	△113,536
Cash flows from investing activities	△2,160,505	△140,336
III Cash flows from financing activities		
Net (decrease) increase in short-term borrowings	1,619,357	△1,051,481
Proceeds from long-term borrowings	1,550,000	1,341,800
Repayment for long-term borrowings	△116,732	△127,931
Proceeds from stock issuance	—	1,499,850
Proceeds from stock issuance by minority shareholders	112,450	50,735
Proceeds from convertible bonds issuance	2,304,489	2,263,333
Payment for convertible bonds redemption	△700,000	—
Payment for acquisition of treasury stock	△3,678	△2,901
Payment for dividend on common stock	△174,316	—
Others	—	△600
Cash flows from financing activities	4,591,569	3,972,804
IV Difference from translation of cash and cash equivalents	△8,667	26,654
V [illegible]	[illegible]	[illegible]

(5) Basic for Concerning Preparation of the Consolidated Financial Statements

1. Scope of Consolidation

(1) Consolidated Subsidiaries 16 companies (domestic: 11 companies, overseas: 5 companies)

Major consolidated subsidiaries of the Company
: Domestic subsidiaries
Omega Pictures Inc.
Omega Micott Inc.
BASARA Entertainment Inc.
Nekketsuoh Inc. (former name: Multimedia Convenience Co., Ltd.)
: Overseas subsidiaries
Starmax Co., Ltd. (Korea)
Cine Town Co., Ltd. (Korea)

Status changed	(New)	Established	4 Companies
		Increase by acquiring new shares	1 Companies
		Change from affiliated company by increase of holding shares	1 Company
	(Excluded)	Decrease due to sale of holding shares	3 Companies
		Change to affiliate under the equity method by decrease of holding shares	1 Company

(2) Non-consolidated Subsidiaries none

2. Application of the Equity Method

(1) Number of companies to which the equity method is applied are three.
The names of the companies to which the equity method are applied are,
Omega Entertainment Inc., S.J. Omega Inc., Sharuraku Plus Inc.

Status changed	(New)	Established	1	Company
		Increase by acquiring new shares	1	Company
		Change from affiliated company by decrease of holding shares	1	Company
	(Excluded)	Change to consolidated subsidiary due to increase of holding shares	1	Company

(2) Non-consolidated subsidiary or affiliated company to which the equity method is not applied. none

3. Fiscal Year etc. of the Consolidated Subsidiaries

Among the consolidated subsidiaries of the Company, the closing dates of Omega Pictures Co., Ltd., Starmax Co., Ltd., Cine Town Co., Ltd., Starmax Media Co., Ltd., Rentrack Korea Co., Ltd., are December 31 each year. As for these companies, provisional financial statements are prepared as of the consolidated closing date which are used in preparation of the consolidated financial statements.

Moreover, the closing date of Nekketsuoh Inc. is February 28 each year.

The company used the financial statements as of the closing date in preparation of the consolidated financial statements. The company made adjustments to the financial statements with respect to significant transactions which occurred during the period from March 1, 2002 to March 31, 2002.

4. Accounting Standards

(1) Standards and Methods for Valuation of Major Assets

① Inventories

Goods, products, raw materials and supplies; The moving average cost method

Domestic companies — moving average cost method

Overseas companies — Mainly, lower of moving average cost or market method

Work in process, land for sale, film distribution rights

The Company and its domestic companies use the method of valuation at cost being determined by the identified cost method, and the overseas companies use the method of valuation at the lower of cost being determined by the identified cost method or market method; however, film distribution rights are amortized within a twelve-month period starting from the time they are released using the sum-of -the-years'-digits method.

② Securities

Securities available-for-sale with fair value:

Fair value based on market prices, etc. at end of the closing date of the fiscal year. (Both unrealized gains or losses are included as a component of shareholders' equity; cost is mainly determined using the moving average method.)

Securities with no market prices:

Stated at cost determined using the moving average method.

③ Derivative

Fair value based on market prices

(2) Methods for Depreciation of Depreciable Assets

① Property and equipment Declining Balance Method

② Intangible Fixed Assets Straight-line Method

Software used by the Company and it's subsidiaries are valued in accordance with the straight-line method based on the actual period of possible use within the Company (from 3 to 5 years).

(3) Accounting Standards for Significant Reserves

①Allowance for doubtful accounts

In order to reserve for loss incurred due to credit loss, allowance for doubtful accounts is provided at the estimated amount calculated based on the past experience, as well as the estimated specific amount for uncollectible of doubtful accounts.

②Accrued pension cost

For payment of retirement and severance benefits to employees, accrued pension cost is reserved at the amount incurred in current year based on the projected benefit obligation and fair value of plan assets as of current year end.

③Reserve for directors' retirement allowance

Reserve for directors' retirement allowance is reserved for payment of retirement and severance benefits to directors.

The reserve for future payments is fully provided based on the internal rule for directors' severance indemnities.

(4) Accounting Method for Lease Transactions

Financial lease transactions other than cases in which ownership of the leased property is transferred to a lessee are accounted for by use of the accounting method applicable to ordinary lease transactions.

(5) Significant hedge accounting Method

Interest Swap

According to the special treatment for Financial Product Accounting Rule.

(6) Other significant items concerning preparation of the Consolidated Financial Statements

Treatment of Consumption Tax, etc.

Consumption tax is excluded from the figures.

5. Valuation of the Assets and Liabilities of Consolidated Subsidiaries when initially consolidated

Assets and liabilities of consolidated subsidiaries are valued at their market price.

6. Amortization of Goodwill on consolidation

Goodwill on consolidation is, in principle, amortized straight-line (over twenty (20) years).

7. Appropriation Accounts of Profits Etc.

Consolidated surplus statements is based on the appropriation made during the current fiscal year.

8. Cash in Consolidated Cash Flow Statement

Cash (cash and cash equivalents) stated in the consolidated cash flow statements represents cash on hand, cash in banks able to be withdraw on demand and short-term investments with an original maturities of three month or less which are readily convertible to cash and have insignificant risk of fluctuation in value.

(6) Changes in Accounting titles and Classification

1. Because "Account payable, other" balance as of current year end in the consolidated Balance Sheet does not exceed 5% of total assets, the Company reclassified "Others of Current Liabilities" with a current year end balance of Yen 917,671 Thousand to "Others" in the component of "Account payable, other".

2. Because "Amortization of bond-issuing expense" which included in "Others" in the component of "Current liabilities" in prior year in the consolidated Balance Sheets exceeds 10% of the amount of total Non-operating expense in current year end, the Company separated to "Amortization of bond-issuing expense" in current year.
The balance of "Amortization of bond-issuing expense" as of prior year end was Yen 50,636 Thousand.

3. Because "Loss from changes in equity interest of subsidiaries" balance as of current half year end in the consolidated cash flow statements decrease in materiality of amounts, the Company reclassified "Loss from changes in equity interest of subsidiaries " with current half year end balance of Yen 3,762 Thousand to "Others" in the component of cash flow from operating activities.

(7) Notes

(Concerning Consolidated Balance Sheet) (Thousands of Yen)

Current Year As of March 31, 2002		Previous Year As of March 31, 2001	
1. Accumulated depreciation of property and equipment	1,247,308	1. Accumulated depreciation of property and equipment	1,086,971
2. Asset related to affiliated companies		2. Asset related to affiliated companies	
Investment securities (shares)	27,181	Investment securities (shares)	10,000
3. Asset pledged as security		3. Asset pledged as security	
Time deposit	59,914	Account receivable, trade	30,000
Buildings	933,772	Buildings	891,143
Land	2,351,000	Land	4,221,162
Other investment	7,850		
Total	3,352,537	Total	5,142,305
Debt for the above		Debt for the above	
Short-term borrowings	1,481,764	Short-term borrowings	1,670,646
Long-term borrowings scheduled within one year maturity	230,600	Long-term borrowings scheduled within one year maturity	132,600
Long term borrowings	1,294,050	Long term borrowings	772,650
Total	3,006,414	Total	2,575,896
Apart from those mentioned above, pledged asset as security for business counter party is Time deposit of 1,136 and Other investment of 20,660.			
4. Contingent liability The Company guarantee the bank borrowing of the company below mentioned.		4. ————	
Sweet Basil Inc.	147,262		
Regarding the claim of the damages. Dated August 27, 2001, there brought a case before the Tokyo Regional Court and being on trial, as the plaintiff of Deutsche Securities Ltd.of Tokyo Branch and as the defense of the Company, regarding the leading manager's commission charge payment of the convertible bond issued by the Company. (The damage claim amount is Yen 174 million.)			

5. In order to raise the money of the running costs efficiently, the Company and consolidated subsidiary (Starmax) have the contracts of overdraft transaction between three banks. The net allowable balance of overdraft as of fiscal year end based on these contract. Total of limit amount of over draft 2,789,240 Current amount of overdraft 2,682,161 Net allowable balance of overdraft 107,078	5. ———

Current Year As of March 31, 2002	Previous Year As of March 31, 2001
6. According to the Revaluation Law of land on the Article 34 of the Commercial Code, effective from March 31st. 1998, and the change of part of the Revaluation Law of land on the Article 19 of the Commercial Code, effective from March 31st. 2001, the Company revaluated land of business use. The tax amount on the revaluation is accounted as "Revaluation deferred tax assets " in the balance sheet asset and the amount deducted the "Revaluation deferred tax assets" is accounted as "Revaluation diferrential" in the balance sheet Shareholders' Equity. Revaluation method According to the Revaluation Law Ordinance of land by the Article 2-5 on the Article 119 of the govermnet ordinance, effective from March 31st. 1998, the revaluation is based on the appraisal by land appraiser. Date of revaluation March 31st, 2002 Booking price before revaluation Yen 4,925,187,000. Booking price after revaluation Yen 2,351,000,000	6. ———

(Concerning Consolidated Statement of Income) (Thousands of Yen)

Current Year From April 1, 2001 To March 31, 2002		Previous Year From April 1, 2000 To March 31, 2001	
1. Major items of selling, general and administrative expense		1. Major items of selling, general and administrative expense	
Sales Fee	3,296,915	Sales Fee	3,018,286
Credit reserve for bad debts	40,646	Commission Paid	540,079
Net periodical pension cost	26,884		
Provision for directors' Retirement Allowance	8,541	Credit reserve for bad debts	23,148
		Net periodical pension cost	15,601
2.Total amount of Research & Development cost included in selling, general and administrative expense and gross manufacturing cost	13,519	2.Total amount of Research & Development cost included in selling, general and administrative expense and gross manufacturing cost	79,098
3. Loss on disposal of property and equipment includes:		3. ———	
Furnishings to buildings	13,974		
Office equipment	26,949		

(Concerning Consolidated Cash Flow Statement) (Thousands of Yen)

Current Year From April 1, 2001 to March 31, 2002		Previous Year From April 1, 2000 to March 31, 2001	
(1) Relations between the balance of cash and cash equivalents and amount of titled particulars on consolidated balance sheet. (As of March 31, 2002)		(1) Relations between the balance of cash and cash equivalents and amount of titled particulars on consolidated balance sheet. (As of March 31, 2001)	
Cash on hand and in banks	3,245,548	Cash on hand and in banks	4,244,018
Time deposit with original maturities over 3 months	△112,099	Time deposit with original maturities over 3 months	△99,590
Cash and cash equivalents	3,133,448	Cash and cash equivalents	3,928,423
(2) details of assets and liabilities of companies which became consolidated subsidiaries by acquisitions of shares Following are the details of Aoyama Research Institute Inc., newly-consolidated by acquisition of shares, including details of assets and liabilities as of the time of such consolidation, the acquisition cost of the shares of Aoyama Research Institute Inc. and Net cash decreased by acquisition of Aoyama Research Institute Inc.		(2) details of assets and liabilities of companies which became consolidated subsidiaries by acquisitions of shares Following are the details of Multimedia Convenience Co., Ltd., newly-consolidated by acquisition of shares, including details of assets and liabilities as of the time of such consolidation, the acquisition cost of the shares of Multimedia Convenience Co., Ltd. and Net cash decreased by acquisition of Multimedia Convenience Co., Ltd.	
Current assets	171,703	Current assets	511,325
Fixed assets	15,138	Fixed assets	529,930
Goodwill	△20,648	Goodwill	△2,241
Current liabilities	△156,194	Current liabilities	△220,887
Long-term liabilities	—	Long-term liabilities	△5,750
Minority interests	—	Minority interests	△48,877
		Loss from devaluation of investment in subsidiaries	1,336,500
Acquisition Cost of Shares of Aoyama Research Institute Inc.	10,000	Acquisition Cost of Shares of Multimedia Convenience Co., Ltd.	2,100,000
Cash and Cash Equivalents of Aoyama Research Institute Inc.	5,548	Cash and Cash Equivalents of Multimedia Convenience Co., Ltd.	225,472
Difference: net cash decreased by acquisition of Aoyama Research Institute Inc.	4,451	Difference: net cash decreased by acquisition of Mutimedia Convenience Co., Ltd.	1,874,527
(3) Details of Assets and Liabilities of Companies which was no longer Consolidated Subsidiaries by sales of shares. The amount of this company was ¥55,000 Thousands.		(3) Details of Assets and Liabilities of Companies which was no longer Consolidated Subsidiaries by sales of shares. The amount of this company was ¥10,000 Thousands.	
Current assets	140,177	Current assets	90,320
Fixed Assets	13,891	Fixed Assets	4,314
Total Assets	154,069	Total Assets	94,635
Current Liabilities	185,621	Current Liabilities	76,527
Long-term liabilities	—	Long-term liabilities	27,801
Total Liabilities	185,621	Total Liabilities	104,329
(4) Details of Assets decreased by the transfer of business. Details of major assets decreased by the transfer of all the shops of Nekketsuoh Inc.		(4)	
Current assets	323,575		
Fixed Assets	160,946		
Total Assets	484,522		
(5) Significant Non cash transactions Conversion from Convertible Bond to stocks		(5) Significant Non cash transactions Conversion from Convertible Bond to stocks	
Increase of the Common Stock Conversion of Convertible Bond	695,499	Increase of the capital by Conversion of Convertible Bond	652,999
Increase of the Additional paid in Capital Conversion of Convertible Bond	561,500	Increase of the Additional paid in Capital Conversion of Convertible Bond	652,999
Profit from Conversion of Convertible Bond	53,000	Profit from Conversion of Convertible Bond	134,000
Decrease of Convertible Bond by conversion	1,310,000	Decrease of Convertible Bond by conversion	1,440,000

Concerning Leases

Current Fiscal Year
From April 1, 2001
To March 31, 2002

Financial lease transactions other than cases in which ownership of the leased property is transferred to a lessee

(1) Values equivalent to the acquisition cost, the accumulated depreciation and the depreciated value at the end of the fiscal year.

(Thousands of Yen)

	Acquisition Cost	Accumulated Depreciation	Depreciated Value
Tools, Furniture and Fixtures	396,040	159,093	236,946
Machinery & vehicles	4,931	3,208	1,722
Software	101,452	32,340	69,112
Total	502,423	194,642	307,781

(Note:) Value equivalent to the acquisition cost is calculated including interest payable since the proportion of the balance of unexpired lease payment against the balance of property and equipment at the end of the fiscal year is low.

(2) Value equivalent to the balance of unexpired lease payment at the end of the fiscal year

within one year	Yen 97,659 Thousand
over one year	Yen 210,121 Thousand
Total:	Yen 307,781 Thousand

(Note:) Value equivalent to the balance of unexpired lease payment is calculated including interest payable since the proportion of the balance of unexpired lease payment against the balance of property and equipment at the end of the fiscal year is low.

(3) Lease payment and value equivalent to the depreciation cost

Lease payment	Yen 87,967 Thousand
Value equivalent to the depreciation cost	Yen 87,967 Thousand

(4) Method for calculation of value equivalent to the depreciation cost

Value equivalent to the depreciation cost is calculated in accordance with the straight-line depreciation method based on lease period as useful years and zero residual value.

Previous Fiscal Year
From April 1, 2000
To March 31, 2001

Financial lease transactions other than cases in which ownership of the leased property is transferred to a lessee

(1) Values equivalent to the acquisition cost, the accumulated depreciation and the depreciated value at the end of the fiscal year.

(Thousands of Yen)

	Acquisition Cost	Accumulated Depreciation	Depreciated Value
Tools, Furniture and Fixtures	276,032	121,165	154,866
	6,131	1,939	4,191
	92,812	12,502	80,310
Total	374,976	135,607	239,368

(Note:) Value equivalent to the acquisition cost is calculated including interest payable since the proportion of the balance of unexpired lease payment against the balance of property and equipment at the end of the fiscal year is low.

(2) Value equivalent to the balance of unexpired lease payment at the end of the fiscal year

within one year	Yen 73,579 Thousand
over one year	Yen 165,788 Thousand
Total:	Yen 239,368 Thousand

(Note:) Value equivalent to the balance of unexpired lease payment is calculated including interest payable since the proportion of the balance of unexpired lease payment against the balance of property and equipment at the end of the fiscal year is low.

(3) Lease payment and value equivalent to the depreciation cost.

Lease payment	Yen 6,309 Thousand
Value equivalent to the depreciation cost	Yen 6,309 Thousand

(4) Method for calculation of value equivalent to the depreciation cost

Value equivalent to the depreciation cost is calculated in accordance with the straight-line depreciation method based on lease period as useful years and residual zero value.

Concerning Deferred Tax Accounting

Current Fiscal Year (as of March 31, 2002)		Previous Fiscal Year (as of March 31, 2001)	
1. The significant components of deferred tax assets and liabilities are as follows;		1. The significant components of deferred tax assets and liabilities are as follows;	
	(Thousands of Yen)		(Thousands of Yen)
Deferred tax assets		Deferred tax assets	
Allowance for doubtful accounts	215,549	Allowance for doubtful accounts	203,120
Inventories	32,263	Inventories	69,661
Film distribution rights	102,609	Film distribution rights	152,611
Unrealized gain on sale of investment in subsidiaries	172,021	Unrealized gain on sale of investment in subsidiaries	172,021
Operating loss carry forward	3,281,860	Operating loss carry forward	3,564,191
Revaluation of land	1,082,445		
Surplus depreciation of deferred assets	49,549		
Evaluation differential of other investment securities	191,224		
Others	112,840	Others	29,243
Subtotal of deferred tax assets	5,243,310	Subtotal of deferred tax assets	4,190,850
Valuation allowance	△3,804,145	Valuation allowance	△2,566,497
Total amount of deferred tax assets	1,439,164	Total amount of deferred tax assets	1,624,352
Deferred tax liabilities		Deferred tax liabilities	
Gain from changes in equity interest of subsidiaries	△488,386	Gain from changes in equity interest of subsidiaries	△488,386
Others	△397		
Total amount of deferred tax liabilities	△488,783	Total amount of deferred tax liabilities	△488,386
Net amount of deferred tax assets	950,381	Net amount of deferred tax assets	1,135,966
2. ————		2. Reconsideration between the statutory tax rate and the effective tax rate is as follows;	
		Statutory tax rate	42.1%
		(adjustment)	
		Gain on sales of investment in subsidiaries	5.2
		Operating loss carried forward of consolidated subsidiaries	6.0
		Others	△1.9
		Effective tax rate	51.4

5. Information Concerning Segments

(1) Business Segments

Previous Fiscal Year (from April 1, 2000 to March 31, 2001)

(Thousands Yen)

	Electronic Business	Entertainment and Contents Business	Mobile Phones and Internet	Real Estate Business	Others	Total	Elimination or all companies	Consolidated
I . Sales and Operation Profit								
Sales								
(1) Sales to Customers	125,552	9,890,839	6,376,596	126,628	371,819	16,891,436	—	16,891,436
(2) Internal Sales or Transfers between Segments	11,587	1,000	2,057	14,294	39,542	68,482	△68,482	—
Total	137,140	9,891,839	6,378,654	140,923	411,362	16,959,919	△68,482	16,891,436
Operating Expense	273,765	8,574,667	6,370,386	124,327	382,045	15,725,194	△68,482	15,656,711
Operating Profit or Loss (△)	△ 136,625	1,317,171	8,267	16,595	29,316	1,234,725	—	1,234,725
II . Assets, depreciation and capital expenditure								
Assets	850,368	13,658,633	1,604,033	3,918,524	1,296,720	21,328,279	3,050,412	24,378,692
Depreciation	16,655	53,722	3,558	64,790	10,933	149,659	1,623	151,282
Capital expenditure	4,124	73,464	3,812	16,044	140,509	237,955	402	238,357

(Note) 1. Business segments are classified considering the nature of business as follows:

Electronic Business

Manufacture and sales of electric instruments mainly of Bodysonic products of bodily sound effect

Entertainment and Contents Business

Sales and purchases of rights to distribute movies in theatres, as visual software for CDs or DVDs, and production contracts for motion pictures

Mobile Phones and Internet Business

Wholesales and retail sales of cellular phones, distribution of motion picture content programs through Cellular phones and the Internet.

Real Estate Business

Rental of real estate

Other Business

Attraction equipments supply for the amusement facilities and Game soft production and sales.

2. As for assets, the assets of corporate included in the column of "Elimination or corporate" amounted Yen 3,071,429 thousands, which consists of mainly cash on hand and in banks of the parent company and assets pertaining to the administrative department.

Current Fiscal Year (from April 1, 2001 to March 31, 2002)

(Thousands Yen)

	Electronic Business	Entertainment and Contents Business	Mobile Phones and Internet	Real Estate Business	Game Attraction Business	Others	Total	Elimination or all companies	Consolidated
I. Sales and Operation Profit									
Sales									
(1) Sales to Customers	182,571	10,658,105	6,982,183	191,495	3,439,575	363,751	21,817,682	—	21,817,682
(2) Internal Sales or Transfers between Segments	—	—	—	10,816	—	—	10,816	△10,816	—
Total		10,658,105	6,982,183	202,312	3,439,575	363,751	21,828,498	△10,816	21,817,682
Operating Expense	261,686	9,822,550	6,981,110	151,896	3,548,158	325,914	21,091,317	△14,735	21,076,581
Operating Profit or Loss (△)	△79,115	835,554	1,072	50,415	△108,583	37,836	737,181	3,919	741,101
II. Assets, depreciation and capital expenditure									
Assets	560,556	17,411,524	1,404,284	2,880,799	1,502,307	469,488	24,228,960	2,447,138	26,676,098
Depreciation	27,984	60,634	10,265	65,930	60,205	2,612	227,632	2,873	230,506
Capital expenditure	51,700	443,095	4,051	362,002	132,875	39,273	1,032,999	180,269	1,213,269

(Note) 1. Business segments are classified considering the nature of business as follows:

Electronic Business

Manufacture and sales of electric instruments mainly of Bodysonic products of bodily sound effect

Entertainment and Contents Business

Sales and purchases of rights to distribute movies in theatres, as visual software for CDs or DVDs, and production contracts for motion pictures

Mobile Phones and Internet Business

Wholesales and retail sales of cellular phones, distribution of motion picture content programs through Cellular phones and the Internet.

Real Estate Business

Rental of real estate

Game Attraction Business

Attraction equipments supply for the amusement facilities and Game soft production and sales.

Other Business

Insurance Broker business and Proxy business for Road Service Payment.

2. As for assets, the assets of corporate included in the column of "Elimination or corporate" amounted Yen 2,941,373 thousands, which consists of mainly cash on hand and in banks of the parent company and assets pertaining to the administrative department.

3. Change in segmentation of business

Because "Game Attraction business" previously included in "Others" of business segments increase in materiality of amounts in accordance with increase of the consolidated subsidiaries of the Company, which operate this business, this segment is described separately.

Each amount of "Sales", "Operating expense" and "Operating profit" at the end of the previous fiscal half year were 131,691 thousand yen, 131,027 thousand yen, and 663 thousand yen.

Also each amount of "Sales", "Operating expense", "Operating profit", "Assets", "Depreciation expense", "Capital expenditure" at the end of the previous fiscal year were Yen of 311,481 thousands, 286,977 thousands, 24,503 thousands, 1,220,021 thousands, 10,933 thousands, 140,509

2. Geographical Segments

Previous Fiscal Year (from April 1, 2000 to March 31, 2001) (Thousands Yen)

		Japan	Korea	Total	Elimination or corporate	Consolidated
I.	Sales and operating profit or loss					
	Sales					
(1)	Sales to Customers	12,965,460	3,925,976	16,891,436	—	16,891,436
(2)	Internal Sales or Transfers between Segments	33,702	—	33,702	△33,702	—
	Total	12,999,162	3,925,976	16,925,138	△33,702	16,891,436
	Operating Expense	11,959,810	3,729,142	15,688,953	△32,242	15,656,711
	Operating Profit	1,039,352	196,833	1,236,185	△1,459	1,234,725
II.	Assets	19,005,580	2,342,754	21,348,335	3,030,357	24,378,692

(Notes) 1. Countries or territories are classified according to geographical proximity.

2. As for assets, the assets of corporate included in the column of "Elimination or corporate" amounted Yen 3,071,429 thousands, which consists of mainly cash on hand and in banks of the parent company and assets pertaining to the administrative department.

Current Fiscal Year (from April 1, 2001 to March 31, 2002) (Thousands Yen)

		Japan	Korea	Total	Elimination or corporate	Consolidated
I.	Sales and operating profit or loss					
	Sales					
(1)	Sales to Customers	18,296,049	3,521,632	21,817,682	—	21,817,682
(2)	Internal Sales or Transfers between Segments	19,232	373	19,605	△19,605	—
	Total	18,315,282	3,522,006	21,837,288	△19,605	21,817,682
	Operating Expense	17,700,249	3,395,938	21,096,187	△19,605	21,076,581
	Operating Profit	615,032	126,068	741,101	—	741,101
II.	Assets	20,548,973	3,362,227	23,911,201	2,764,897	26,676,098

(Notes) 1. Countries or territories are classified according to geographical proximity.

2. As for assets, the assets of corporate included in the column of "Elimination or corporate" amounted Yen 2,941,373 thousands, which consists of mainly cash on hand and in banks of the parent company and assets pertaining to the administrative department.

3. Overseas Sales

Previous Fiscal Year (from April 1, 2000 to March 31, 2001) (Thousands Yen)

	U.S.A	Korea	Others	Total
I. Overseas Sales	3,457,094	3,331,342	169,368	6,957,805
II. Consolidated Sales	—	—	—	16,891,436
III. Ratio of Overseas Sales to Consolidated Sales	20.5%	19.7%	1.0%	41.2%

Current Fiscal Year (from April 1, 2001 to March 31, 2002) (Thousands Yen)

	U.S.A	Korea	Others	Total
I. Overseas Sales	3,181,115	3,363,385	1,283,232	7,827,732
II. Consolidated Sales	—	—	—	21,817,682
III. Ratio of Overseas Sales to Consolidated Sales	14.6%	15.4%	5.9%	35.9%

(Notes) 1. Countries or territories are classified according to geographical proximity.

2. Overseas Sales indicates the Sales of the Company and the subsidiaries to the countries and areas outside Japan.

(Securities, Etc.)

Previous Fiscal Year (As of March 31, 2001)

Securities

1. Securities available-for-sale with fair value (Thousands Yen)

	Type of security	Acquisition cost	Book value	Difference
Securites the book value of which exceeds the acquisition cost	Stock	5,493	6,120	626
	subtotal	5,493	6,120	626
Securites the book value of which does not exceed the acquisition cost	Stock	356,895	345,605	△ 11,290
	subtotal	356,895	345,605	△ 11,290
Total		362,389	351,725	△ 10,664

2. Securities available-for-sale sold during the current fiscal year (Thousands Yen)

Amount sold	Total sales profit	Total sales loss
23,157	—	—

3. Securities with no market prices (Thousands Yen)

	Book value	Remarks
Securities -stock not listed, excluding securities over the counter	108,295	

Previous Fiscal Year (As of March 31, 2001)

Securities

1. Securities available-for-sale with fair value (Thousands Yen)

	Type of security	Acquisition cost	Book value	Difference
Securites the book value of which exceeds the acquisition cost	Stock	19,765	20,620	854
	subtotal	19,765	20,620	854
Securites the book value of which does not exceed the acquisition cost	Stock	1,011,716	541,980	△ 469,736
	subtotal	1,011,716	541,980	△ 469,736
Total		Total	562,600	△ 468,881

2. Securities available-for-sale sold during the current fiscal year (Thousands Yen)

Amount sold	Total sales profit	Total sales loss
566,970	17,231	18,860

3. Securities with no market prices (Thousands Yen)

	Book value	Remarks
Securities -stock not listed, excluding securities over the counter	325,407	

(Contracts for Derivative Transaction, Market Price and Deemed Profit or Loss)

Previous Consolidated Fiscal Year (From April 1, 2000 to March 31, 2001)

There are no matters to report as the Group Companies have no derivative transaction contracts.

Current Consolidated Fiscal Year (From April 1, 2001 to March 31, 2002)

1. Information about Derivative Transactions

(1) Type of Transactions

Derivative Transactions dealt are Capped Interset and Interset Swap transactions of Interset Option Deals.

(2) Attitude of transactions dealt

Risk Hedging

(3) Purpose of transactions dealt

For the purpose of the balancing of Interest rate of Bank Borrowings, Transactions of Interset Option (Capped Deal) and Interest Swap are dealt.

(4) Risk balance and Risk cotrol for the derivative transactions dealt

Transactions of Interset Option (Capped Deal) and Interest Swap hold the risk of the Interest Rate Fluctuation.

And regarding the risk of the nonfulfillment of the transactions is expected extremely low level, because the counter parties on the transactions are diversified into high credit financial institutions.

And all of these derivative transactions are carried out under the approval of directors in charge and are supervised by the accounting director under the approval and settlement by the President of CEO.

1. Information about Contracts for Derivative Transactions' Market Price

Contracts for Derivative Transactions, Market Price and Apraisal Profit or Loss

Interest Related (Thousands Yen)

Trading Method	Type of Transaction	Current Fiscal Year End (As of March 31, 2002)			
		Contract Amount, etc.	Contract Amount, etc. (Over 1 year)	Market Price	Deemed Profit or Loss
OTC based Trading	Capped Interest Transactions Purchased (Capped cost)	550,000 (18,260)	550,000 (－)	4,671	△13,588
Total		550,000 (18,260)	550,000 (－)	4,671	△13,588

(Note) 1. The amount of contract etc. for capped interest transaction shows the estimated principal amount. The braketed figures in the columns of Contract Amount, etc. show option charges for capped interest transactions.

2. Method for calculation of market price is in accordance with theoretical price calculated by financial institutions for transactions.

3. Derivative transactions applied to Hedging Accounting are excluded from above.

(Relating retirement allowance)

1. Outline of the adapted retirement allowance regulation.

The Company and some of the domestic subsidiaries adapt the lump-sum severance indemnities plan And some of the overseas subsidiaries adapt the vested benefit pension plan

2. Details of retirement allowance liabilities (Thousand Yen)

	Current Fiscal Year End (As of March 31, 2002)	Previous Fiscal Year End (As of March 31, 2001)
Retirement allowance liabilities	48,785	20,683
(1) Pension Assets	10,562	10,642
(2) Retirement allowance Provision	38,223	10,041

(Note) The Company and the domestic subsidiaries use the simple method for the counting of the retirement allowance liability.

3. Details of retirement allowance expenditure (Thousand Yen)

	Current Fiscal Year End (As of March 31, 2002)	Previous Fiscal Year End (As of March 31, 2001)
Retirement allowance expenditure	26,884	15,601
(1) Service cost	26,884	13,967
(2) Extra cost for change in accounting standards of retirement allowance calculation	—	1,633

(Note) The Company and the domestic subsidiaries use the simple method for the counting of the retirement allowance expendituтre.

4. Basic condition for retirement allowance caluculation

	Current Fiscal Year End (As of March 31, 2002)	Previous Fiscal Year End (As of March 31, 2001)
Terms for amortizing the extra cost of retirement allowance calculation	—	1 Year

(Transactions with Related Parties)

Previous Fiscal Year (from April 1, 2000 to March 31, 2001)

There are no significant transactions which should be reported for current fiscal year.

Current Fiscal Year (from April 1, 2001 to March 31, 2002)

1. Non Consolidated Outline of Business

1. Status of the Progress, Results and Disposition of Business

(1) Progress and Results of Business

Even though set against a background of some recovery on exports and production index toward end of this fiscal year, the economic fundamentals of Japan have continued severe conditions due to factors such as the negative environment of employment and consumption with together the economical confusion of U.S.A. and other overseas countries.

Under these circumstances, the Company has, with the objective of a global entertainment contentsprovider, striven to expand the business through its affiliated subsidiaries and one subsidiaries held by application of the equity method, especially on Contents Business like visual software business of production and trading rights for Film & TV Program, and other contents for Music & Games with together Mobile Net Business of the wholesale of NTT Docomo mobile phones.

However with the contribution on sales expansion, the profit basis of the Company Group turned into squeezed condition by the profit margin declining and the cost increase on the new business investments.
And the Company issued privately-placed offerings of Convertible Bonds to Soft Bank Corporate Group and others, contributed to secure the investment reserve and maintain the stable capital and financial conditions.

Regarding new business affiliates, the Company incorporated SJ Omega Inc., to promote the remote observation & supplying real time moving pictures through Internet with conjunction of Sungjin C&C Corp., which has the original compression technology for digital treatment on Moving Pictures & Sound processing. And also incorporated Omega Link Inc. which promotes advertising, brand management, sales promotion assist introducing soft contents' rights from Omega Group Companies. As for Entertainment Contents Business, the Company incorporated AND Inc. in conjuction with Illustrator "MITSURU" to produce Theatrical & TV Animations and incorporated ANN Entertainment Inc. in conjuction with TV & Film Director "JOHJI IIDA" to plan & produce Visual Entertainment Contents.

As a result of the foregoing, sales for the current consolidated fiscal year amounted to Yen 13,578
million (124.7% of the previous fiscal year's amount) while ordinary profit amounted to Yen 586 million (71.8% of the previous fiscal year's amount).

Further, special profit in the amount of Yen 17 million in consequence of sales of investment securities and special loss of Yen 70 million in consequence of a provision for doubtful account were booked. As a result, net profit for this fiscal year was Yen 280 million (declined 68.4 % year on year basis).

The following table sets forth status of sales by business category.

Sales Results by Business Category

Business Category (Fiscal Year)		Current (4/1/01-3/31/02) Amount	Current (4/1/01-3/31/02) Percentage	Previous (4/1/00-3/31/01) Amount	Previous (4/1/00-3/31/01) Percentage	Comparison to Previous Fiscal Year (Up or Down)
		Million Yen	%	Million Yen	%	%
Entertain-ment and Contents Business	Revenue from Sales of Rights to Entertainment and Contents	6,084	44.8	4,268	39.2	42.6 (up)
	Revenue from Contracts for Production of Entertainment and	40	0.3	-	-	-
	Subtotal	6,125	45.1	4,268	39.2	43.5 (up)
Mobile Phones and Internet Business		6,982	51.4	6,254	57.4	11.6 (up)
EElectronics Business		182	1.4	137	1.3	33.1 (up)
Others	Real Estate Business	202	1.5	140	1.3	43.6 (up)
	Others	86	0.6	92	0.8	6.3 (down)
	Subtotal	288	2.1	233	2.1	23.9 (up)
Total		13,578	100.0	10,892	100.0	24.7 (up)

(Note:) Amounts of less than one million yen have been rounded downward and disregarded.

Explanation of the Individual Businesses for above Business Categories

<Entertainment and Contents Business>

As for the entertainment and contents business, revenues from sales of foreign film rights lead by sales of rights to film & TV distribution and Video & DVD sales of European, American and Asian Contents and sales of rights to European & American music and Japanese animation. And following them, TV programming production of "Saotome Typhoon", Film production of "Tokyo Level One", Film production assist of "Movement", Taiwan Internet Animation content distribution of "Paota" in Japan for TV and Mobile-Net, Film production and distribution of "KOROSHIYA 1", Film distribution of "Fighters Blues", Film production & distribution of "DOG STAR", Video planning & distribution of "THE DOG", Film production of "Blue Spring", Film production & distribution of "blue", Film overseas trading of "Yi Yi" directed by Edward Yan and received No. 53rd Cannes director award, and merchandising trading of character rights to the series of "Sushi Azarashi", with all of those resulting in sales of Yen 6,125 million.

<Mobile Phones and Internet Business>

As for Mobile Phones and Internet Business, the wholesale distribution of mobile phones in association with Yuasa Newcom Co., Ltd., Kanematsu Computer System Co., Ltd., Idocom Co., Ltd. and Alfa Group Co., Ltd. as well as providing the Company's contents on mobile phones and the Internet, showed strong sales of new models of mobile phones like N503i, SO503i, P503is and F671 reflecting the great expansion of NTT DOCOMO "i- mode" service users, amounting to sales of Yen 6,982 million.

<Electronics Business>

As for Electronics Business, recorded sales of the Bodysonic home use chair & sofa products developed in collaboration with Otsuka Furniture Co., Ltd. and the sales of the lower priced personal use chair product "pB", other OEM products, system products, and furniture related products in addition to on-going sales of the basic model "Refresh 1", with together new business of Film Theater Seats, amounting to sales of Yen 182 million.

<Other Business>

As for Real Estate Business of the Company attained income of Yen 202 million from rentals etc. of real estate owned by the Company.

As for the sales of land and building of the Company's Shibuya Building, the final transaction with Jikei Space Co., Ltd. to transfer is re-scheduled from October 31, 2001 to July 31st 2003.

(2) Important Business Matters to be Dealt With

The Company is on the way to grow as the global entertainment contents provider in Japan, Korea, other Asia, Europe and America from promoting each content to plan, produce, distribute, trade rights until promoting One Content Multiple Use business strategy on global basis clearing the complicated copy rights' & transactions' issues as the final objective.

The Company is considering how best to respond properly and quickly to the global entertainment contents demand not only with own group companies' skill improvement but also with outside sources of capital through exchanging business contracts, cross holding capitals and strategic corporate transactions including M&A, to achieve the profit return to shareholders and improve the Company's Corporate Value from the financial reserve basis.

2. Status of Investment in Facilities

According to the transaction to transfer the land and building in Shibuya-ku Shibuya 1 Choume, dated March 30th. 2001, with Jikei Space Co., Ltd., the Company purchased the land and building in Shibuya-ku Sakuragaoka-Chou to move the principal office.

The investment amount in this fiscal year is 950,678 thousands yen as is follows.

Building	87,339 thousands yen.
Building Equipments	160,442 thousands yen
Land	704,024 thousands yen

The required investment amount is reliable to the bank borrowings.

3. Status of Financing

On August 27, 2001 the Company issued Euro-Yen convertible corporate bonds having a maturity date of July 29, 2005 pursuant to the following conditions

(1) Total Issue Price: Yen 1,500,000,000

(2) Interest rate 1.0%

(3) Issue Price Yen 100,000,000 against face value of Yen 100,000,000

(4) Redemption Deadline July 29, 2005

(5) Conversion Price Converted at Yen 170 per share or actual market price

(6) Total Amount Allocated to Capital: Yen 85 per share

(7) Period to Demand Conversion from September 3, 2002 to July 28, 2005

(8) Parties Receiving Allocation

Softbank Internet Technology Fund No.2 Yen 1,000,000,000

Softbank Internet Technology Fund No.1 Yen 300,000,000

Yamato Insurance Co., Ltd. Yen 200,000,000

On August 31, 2001 the Company issued Euro-Yen convertible corporate bonds having a maturity date of June 30, 2006 pursuant to the following conditions

(1) Total Issue Price: Yen 1,000,000,000

(2) Interest rate 0.0%

(3) Issue Price Yen 10,000,000 against face value of Yen 10,000,000

(4) Redemption Deadline June 30; 2006

(5) Conversion Price Converted at Yen 170 per share or actual market price

(6) Total Amount Allocated to Capital: Yen 85 per share

(7) Period to Demand Conversion from September 3, 2001 to June 29, 2006

(8) Parties Receiving Allocation Steelhead Investments Ltd. Yen 500,000,000

Pine Ridge Financial, Inc. Yen 500,000,000

4. Table of Changes in Business Results and Assets

Item \ Fiscal Year	The 24th (4/1/98-3/31/99)	the 25th (4/1/99-3/31/00)	the 26th (4/1/00-3/31/01)	the 27th (4/1/01-3/31/02)
Gross sales (Million Yen)	2,536	8,849	10,892	13,578
Ordinary Profit (Loss) (Million Yen)	358	1,024	816	586
Net Profit (Loss) (Million Yen)	451	810	886	280
Net Profit (Loss) per Share (Yen)	9.53	16.07	16.67	4.11
Gross Assets (Million Yen)	8,337	15,027	20,124	20,9111
Net Assets (Million Yen)	1,957	8,245	11,931	10,236
Net Assets per Share	38.81	160.13	189.30	139.23

(Notes:)

1. The abovesaid amounts (except for net profit (loss) per share for this fiscal year and net assets per share) are rounded down discarding amounts of less than one million yen.

2. Profit or loss per share for this fiscal year was calculated based on the average number of issued and outstanding shares during the fiscal year, and net assets per share was calculated based on the total number of shares issued and outstanding as of the end of the fiscal year.

II. Outline of Company (as of March 31, 2002)

1. Nature of Primary Business

The Company is engaged in promoting, domestically and abroad, its business of providing comprehensive entertainment including its entertainment and contents business focusing mainly on purchase and sale of motion picture contents rights, planning, production and investment, wholesale and retail cellular phone business and mobile phones and Internet entertainment contents delivery business and the Bodysonic business making use of the bodily sound effect (Bodysonic) technology to provide entertainment for the hearing impaired

2. Status of Shares

(1) Total number of authorized shares 189,000,000 shares

(2) Total number of issued and outstanding shares 73,549,868 shares

(3) Number of new shares issued in the 27th fiscal year 10,518,137 shares

Number of Capital increased in the 27th fiscal year Yen of 695,499,664.

(4) Number of Shareholders 13,897

(5) Major Shareholders

Name of Shareholder	Status of Investment in the Company		Status of Investment in the Major Shareholders of the Company	
	Number of Shares Owned	Ratio of Shareholding to Total Issued and Outstanding Shares	Number of Shares Owned	Ratio of Shareholding to Total Issued and Outstanding Shares
	(1,000 shares)	%	(1,000 shares)	%
Marubeni Corporation	5,555	7.55	-	-
NDF Pictures Ltd.	990	1.35	-	-
NDF (S) Pte. Ltd.	789	1.07	-	-
UBS AG London	754	1.03	-	-
Yoshiki Yamada	378	0.51	-	-
Tachibana Securities Ltd.	373	0.51	-	-
City Corp Bank Suizeland AG	333	0.45	-	-
Miyako Kataoka	312	0.42	-	-
Masaaki Ono	262	0.36	-	-
Pictet and Societe	259	0.35	-	-

3. Major Lenders

Lenders	Balance of Debt at the End of the Fiscal Year	Shareholding by Lenders	
		Number of Shares	Percentage
	Million Yen	Thousand Shares	%
Daiichi Kangyo Bank Co., Ltd.	2,503	—	—
Mitsubishi Trust & Banking Co., Ltd.	1,014	—	—
Yasuda Trust& Banking Co., Ltd.	918	—	—
UFJ Bank Co., Ltd.	750	—	—
Tokyo Tomin Bank Co., Ltd.	345	—	—
Daiwa Bank Co., Ltd.	338	—	—
BASARA Entertainment Inc.	282	—	—
Higashi Nihon Bank Co., Ltd.	220	—	—
Tokyo Mitsubishi Bank Co., Ltd.	210		
Asahi Bank Co., Ltd.	50		
Fuji Bank Co., Ltd.	42		
Yokohama Bank Co., Ltd.	36		

(Notes:)

1. Daiichi Kangyo Bank Co., Ltd. and Fuji Bank Co., Ltd. became together Mizuho Bank Co., Ltd. under the unification of Mizuho Financial Group from April 1st. 2002.
2. Yasuda Trust Bank Co., Ltd. changed the name of Mizuho Asset Trust Bank Co., Ltd. from April 1st. 2002.

4. Principal Places of Business

Company Headquarters (Shibuya-ku, Tokyo)

Bodysonic Headquarters (Setagaya-ku, Tokyo)

(Note) The principal office building moved on November 30, 2001 from Shibuya-ku, Shibuya, Tokyo to Shibuya-ku, Sakuragaoka-Chou, 31-10, Tokyo.

5. Status of Business Combinations

(1) Status of Major Subsidiaries

Company Name	Amount of Capital	Percentage owned by the Company	Nature of Major Business
Omega Pictures Inc.	(Million Yen) 250	(68.0)%	Planning, Production, Sales of Visual Software, etc.
Omega Micott Inc.	(Million Yen) 160	(96.9)%	Planning, Production, Sales of Visual Software, etc.
BASARA Entertainment Inc.	(Million Yen) 1,683	67.2%	Shareholding and Management
Sweet Basil International Inc.	(Million Yen) 150	(50.7)%	Production and Delivery of Internet Visual Content
Another Heaven Inc.	(Million Yen) 10	(50.0) %	Planning, Production, Sales of Visual Software, etc.
Aoyama Research Institute Inc.	(Million Yen) 10	(100)%	Marketing Research, Consulting and Investment.

Better Wave Inc.	(Million Yen) 30	(66.7)%	Amusement Parks and other Attractions Business
Nekketsuoh Co., Ltd.	(Million Yen) 843	(94.1)%	Sales of Game and Computer Software
STARMAX Co., Ltd.	(Million Won) 10,000	(62.5) %	Distribution and Sale of Visual Software
Cine Town Co. Ltd.	(Million Won) 620	(64.5) %	Rental of Visual Software

(Note:) Figures in ( ) indicate percentages of indirect shareholding.

(2) At the present time, the Company has the following major subsidiaries: Ann Entertainment Inc. and Aoyama Research Institute Inc.

The trade name of Webtheater Int'l Inc. was changed to Sweet Basil Int'l Inc., the trade name of Multimedia Convenience Inc. was changed to Nekketsuoh Inc.

(3) Results of Business Combinations

At the present time, consolidated subsidiaries consist of 16 companies including those set forth in the table immediately above (of which 5 are non-Japanese) and 3 companies are held by application of the equity method.

Consolidated sales for this fiscal year were Yen 21,817 million and consolidated net profit was Yen 356 million.

6. Treasury stock

(1) Acquisition of Treasury stock

Acqusition by purchasing shares under the denomination.

Common stock of 19,804 shares.

Total amount of purchasing shares 3,678thousands Yen

(2) Number of shares held as Treasury stock at the end of this fiscal year.

Common stock of 25,191 shares.

7. Status of Employees

sex	Number of Employe	Compared to Previous Fiscal Year (increase/decrease)	Average Age	Average Duration of Employment
	Persons	persons	years	years
Male	16	3 (increase)	32.9	2.4
Female	10	1 (decrease)	29.0	1.6
Total	26	2 (increase)	31.4	2.1

(Note:) The primary reason for increase was hiring of new graduates and lateral hires.

8. Directors and Corporate Auditors

Title	Name	Duties or Main Profession
Representative Director & President	Toyoyuki Yokohama	
Director	Yasuhiko Kinoshita	Representative Director of BASARA Entertainment Inc.
Director	Sumiji Miyake	Chief of Software Division
Director	Masaaki Aoshima	Representative Director & President of Trinity Japan Co., Ltd.
Director	Min Ki Kim *	Representative Director & President of STARMAX Co., Ltd.
Full-Time Auditor	Hiroya Kawata	
Auditor	Yoshihiro Hongo	Head of Hongo CPA Office
Auditor	Yoshihide Furubiki*	Representative Director, Lack Co., Ltd..

(Notes:)

1. Directors and auditors denoted with an asterisk (*) mark are incumbent following their election at the Annual General Shareholders Meeting for the 26th Fiscal Year convened on June 28, 2001.
2. Auditors, Yoshihiro Hongo and Yoshihide Furubiki are "external auditors" as provided for in Article 18-1 of the Law Concerning Special Regulations under the Commercial Code of Japan in respect of Auditors etc. of Corporations
3. As of June 28, 2001, director Tetsuo Funai resigned as director.
4. The major change of directors' title, duties or main profession in the 27th fiscal year was the change of Mr. Yasuhiko Kinosita from the representative director & vice president to the external director because of his profession to BASARA Entertainment Inc.
5. Changes in directors following the close of the fiscal year
   No applicable matters to report.
6. Hongou Certified Public Accountant Firm incorporated newly as Tsuji & Hongou Tax Accountant Firm in conjunction with Tsuji Accountant Firm.

Balance Sheet (as of March 31, 2002)

Assets	
Account Title	**Amount**
	Thousands of Yen
Current assets	14,782,336
Cash on hand and in bank	2,520,074
Notes receivable, trade	2,811
Accounts receivable, trade	5,921,498
Goods, products and raw materials	240,544
Salable real estate	30,000
Film distribution rights	1,409,193
Account receivable, others	521,809
Advance payment	3,526,791
Deferred tax assets	479,429
Other current assets	315,144
Allowance for doubtful accounts	(184,960)
Fixed assets	5,954,216
Property and Equipment	3,633,753
Buildings	1,224,828
Machinery and equipment	19,620
Tools, furniture and fixtures	38,304
Land	2,351,000
Intangible fixed assets	8,672
Telephone rights	4,934
Software	3,738
Investments and other assets	2,311,790
Investment securities	734,717
Investment in subsidiaries	703,657
Long-term loans receivable	234,159
Long-term operational rights	235,421
Extended repayment claims	771,077
Deferred tax assets	110,673
Other investments	(477,917)
Allowance for doubtful accounts	
Deferred charges	175,395
Debt issue costs	163,895
Discount of bonds issued	11,500
Total assets	20,911,949

Liabilities	
Account Title	**Amount**
	Thousands of Yen
Current liabilities	6, 337, 416
Accounts payable, trade	443, 987
Short-term borrowings	4, 792, 219
Accrued payables, trade	585, 339
Accrued taxes on inome tax	5, 321
Other current liabilities	510, 549
Long-term liabilities	4, 337, 763
Convertible bonds	2, 000, 000
Long-term debt	1, 917, 750
Accrued long term	254, 425
Vested benefit obligation	2, 974
Directors' retirement allowance	11, 543
Obligations under capital leases	151, 071
Total liabilities	10, 675, 180
Shareholders' Equity	
Common Stock	10, 102, 608
Legal reserve	2, 225, 166
Additional paid in capital	2, 206, 166
Additional paid in reserve	19, 000
Devaluation Loss	(2, 574, 187)
Surplus	958, 751
Undisposed accumulated profit at end of year	958, 751
[Net income]	[280, 126]
Other Discounts from Issue of Securities	(468, 881) (468, 881)
Treasury Stock	(6, 689)
Total shareholder's equity	10, 236, 769
Total liabilities and shareholders' equity	20, 911, 949

Statement of Income

(From April 1, 2001 to March 31, 2002)

Accounting title	Amount	
《Ordinary profit and loss》	Thousands of Yen	Thousands of Yen
(Operating profit and loss)		
Operating revenue		
Net sales		13,578,509
Operating expense		
Cost of sales	9,006,897	
Selling, general and administrative expenses	3,840,835	12,847,733
Operating profit		730,776
(Non-operating income and expenses)		
Non-operating revenue		
Interest income	14,471	
Discount of Convertible Bonds	53,000	
Refund consumption tax	41,893	
Others	25,739	135,104
Non-operating expense		
Interest expense	72,949	
Redeemed Discount of Convertible Bonds	86,750	
Redemption of Convertible bond issue fee	98,725	
Others	20,604	279,029
Ordinary profit		586,851
《Special gains and losses》		
Special gains		
Gain on sales of investments securities	17,231	17,231
Special losses		
Loss from sales of investments securities	18,366	
Loss from sales of affiliate securities	9,500	
Loss from devaluation of investment securities	10,323	
Loss from devaluation of inventries	8,790	
Loss from devaluation of golf membership	5,800	
Loss on disposal of property and equipment	92,794	145,575
Income before income taxes		458,506
Corporate inhabitants & enterprise taxes		1,620
Income taxes-deferred Corporated income tax adjustment		176,760
Net income		280,126
Undisposed accumulated profit at beginning of fiscal year		678,625
Undisposed accumulated profit at end of year		958,751

Significant Accounting Policies

1. Standards and Methods for Valuation of Assets

(1) Standards and Methods for Valuation of Inventory

Goods, products and raw materials are valued at cost using the moving average cost method.

Unfinished goods, salable real estate and movie distribution rights are valued at individual cost using the identified cost method; provided, however, that movie distribution rights are depreciated

over a twelve-month depreciation period starting from the time they are used commercially using the sum-of-the-years'-digits method.

(2) Standards and Methods for Valuation of Securities

1. Shares of the stock of subsidiaries and affiliates materials are valued at cost using the moving average cost method.
2. Other securities are valued at market (if any) with the cap rate based on all capital, and the cost in principal calculated using the moving average cost method, while securities not listed on exchanges are valued at cost using the moving average cost method. Securities for which there is no market are valued at cost using the moving average cost method.

(3) Derivative

Valued at market price.

2. Method of Depreciation of Tangible Fixed Assets.

(1) Tangible Fixed Assets

The declining balance method is used.

However for the buildings but equipments obtained after April 1st. 1998, the straight-line method is used.

(2) Intangible Fixed Assets

The straight-line method is used.

However, software used by the Company is valued in accordance with the straight-line method based on the actual period of possible use within the Company (from 3 to 5 years).

3. Method of Treating Deferred Assets

(1) Cost of Issuing Corporate Bonds

The cost of issuing corporate bonds is depreciated over the longest term (3 years) as provided for by the Commercial Code using the average price during each fiscal year.

(2) Discount on Issue of Corporate Bonds

Discounts on the issue of corporate bonds are depreciated on the straight-line method over the maturity term.

The undepreciated balance of discount arising from the issue of shares upon interim conversion of corporate bonds is depreciated as a lump sum and added to the depreciated discount on issue of corporate bonds as a non-operating expense. The discount on par value and issue price on conversion of corporate bonds is added to operating income as profit on the conversion of corporate bonds.

(3) Expenses of Issuing New Shares

The total amount of costs is expensed at the time of investment.

4. Accounting for Reserves

(1) Bad debt allowance includes the amount of reversal limit calculated by actual reverse ratio in accordance with the Corporate Taxation Law in order to reserve for loss incurred by credit loss, as well as the estimated amount of uncollectibles based on a review of collectibility.

(2) Accrued bonus is accounted for as provision for payment of bonus based on the estimated amount to be paid during this fiscal year to the employees employed at the end of the fiscal year.

(3) Accrued severance benefit cost is funded for payment of retirement and severance benefits to employees and officers, in order to provide for future payment of officers' retirement benefits, the amount required to be paid at the end of the fiscal year is accounted for in accordance with the internal rules. Employee severance benefits is a reserve required by Article 287.2 of the Commercial Code.

5. Accounting for Lease Transactions

Financial lease transactions other than cases in which ownership of the leased property is transferred to a lessee are accounted for by use of the accounting method for ordinary lease transactions.

6. Impotant method for Financial Hedge Accounting.

Swap on Interest

Special treatment based on Financial Prpoducts Accounting is adapted.

7. Treatment of Consumption Tax, etc.

Figures do not include tax.

Notes to the Balance Sheet

1. Short-term credits to subsidiaries	Yen	122,777 thousand
Short-term liabilities to subsidiaries	Yen	476,342 thousand

2. Amount of accumulated depreciation for tangible fixed assets	Yen	982,562 thousand

3. There are leased fixed assets other than fixed assets set forth in the Balance Sheet, such as office automation equipment and so forth.

4. Fixed assets held

Part of asset buildings is obtained on time payment transaction and the ownership is held by the previous owner. The unpaid remaining amount is 129,126 thousands yen.

5. Assets Subject to Security Interests

Buildings	Yen	933,772,000
Land	Yen	2,351,000,000

7. On August 27th. 2001, in the Tokyo Regional Court, by the plaintiff of Deutch Securities Ltd. against the defendant of the Company the damage claim was brought a case on the Convertible Bond lead manager fee and the issue is on trial.

8. The overdraft transaction

Limit of overdarft account	Yen	2,500,000,000
Borrowing from overdarft account	Yen	2,495,500,000
The balance remaining	Yen	4,500,000

9. Warrant to issue stock by Article 280.19 of the Commercial Code.

(1) Variation of issuing stock	Common Stock	
(2) Amount of Warrant to issue stock	Yen	32,928,000
(3) Issue price of one share by exercising Warrant	Yen	784

10. Profit per Share for this Fiscal Year Yen 4 Sen 11

11. According to the Revaluation Law of land on the Article 34 of the Commercial Code, effective from March 31st. 1998, and the change of part of the Revaluation Law of land on the Article 19 of the Commercial Code, effective from March 31st. 2001, the Company revaluated land of business use.

The tax amount on the revaluation is accounted as "Revaluation deferred tax assets " in the balance sheet asset and the amount deducted the "Revaluation deferred tax assets" is accounted as "Revaluation diferrential" in the balance sheet Shareholders' Equity.

Revaluation method

According to the Revaluation Law Ordinance of land by the Article 2-5 on the Article 119 of the govermnet ordinance, effective from March 31st. 1998, the revaluation is based on the appraisal by land appraiser.

Date of revaluation	March 31st, 2002	
Booking price before revaluation	Yen	4,925,187,000.
Booking price after revaluation	Yen	2,351,000,000

Notes to the Statement of Income

Total of Transactions with Subsidiaries

Total sales	Yen	49,560,000
Total purchases	Yen	267,432,000
Total expenses paid	Yen	2,812,000
Total sales of assets	Yen	135,238,000
Total purchases of assets	Yen	241,075,000
Total interest received	Yen	4,145,000
Total interest paid	Yen	2,695,000

Additional Information

(Treasury stock)

In the previuos fiscal year "Treasury stock" was accounted in the balance sheet asset is accounted at the end of the balance sheet Shareholders' Equity according to the amendment of Commercial Law accounting regulation.

Changes in Method of Terminology

(1) The accounting title "Account receivable, others" previously included in Other Current Liabilities is accounted as "Account receivable, others".

(2) The accounting title "Redemption of Convertible bond issue fee " previuosly included in "Non-operating expense, others" is accounted as "Redemption of Convertible bond issue fee ".

Proposed Disposition of Accumulated Deficit

Abridgment	Amount
Undisposed accumulated deficit at end of year,	958,751,787
We will dispose as follows:Profit Reserves	
Accumulated deficit to be carried forward	958,751,787

Certified Copy of the Report of the Independent Auditors

Auditors Report

May 28, 2002

Mr. Toyoyuki Yokohama
Representative Director and President
Omega Project Co., Ltd.

ChuoAoyama & Partners Accounting Office

Masayoshi Ueda, (Seal) Representative and
Engagement Partner, Certified Public Accountant,

Satoshi Ejima, (Seal) Representative and
Engagement Partner, Certified Public Accountant

In accordance with Article 2 of the "Law for Special Measures under the Commercial Code with respect to Auditing, etc. of Joint Stock Corporations", we have examined the Balance Sheet, Statement of Income, Business Report (the accounting figures only include therein) and the Proposed Disposition of Accumulated Deficit, and the Related Supplementary Schedules (the accounting figures only included therein) of Omega Project Co., Ltd. for the year from April 1, 2001 to March 31, 2002 (the 27th Fiscal Year). The accounting matters contained in the Business Report and the Supplementary Schedules, which are subject to our examination, were those based on the accounting books and records.

Our examination was made in accordance with generally accepted auditing standards and include such auditing procedures as normally required. The auditing procedures contained the procedures which we required for the examination concerning the subsidiaries.

As a result of our examination, our opinion is as follows:

(1) The Balance Sheet and Statement of Income present fairly the financial position and the results of operations of the Company in accordance with the applicable regulations and the Articles of Incorporation.

(2) The Business Report (the accounting figures only include therein) presents fairly the Company's affairs in accordance with the applicable law and the Articles of Incorporation.

(3) The Proposed Disposition of Accumulated Deficit is presented in accordance with the applicable regulations and the Articles of Incorporation.

(4) There are no particular observations to be made regarding the Supplementary Schedules (the accounting figures only included therein) in accordance with the provisions of the Commercial Code.

Certified Copy of Report of the Board of Corporate Auditors

Auditors Report

Mr. Toyoyuki Yokohama
President and Representative Director of
Omega Project Co., Ltd.

We have received a report from each corporate auditor concerning the methods of audit and results of audit concerning the performance of the duties of the directors concerning the 27th Fiscal Year (from April 1, 2001 to March 31, 2002) and after due consideration have prepared an auditors report and hereby report as follows.

1. Outline of Audit Methods

In accordance with policies and division of responsibility designated by the Society and in addition to attending meetings of the board of directors and other important meetings, each corporate auditor listened to business reports from directors and so forth, examined important financial documents, investigated the condition of business and assets at the head office and other main places of business and demanded such reports concerning the business of subsidiaries as were deemed necessary. Moreover, we received reports and explanatory comments from the independent auditors and conducted additional investigation of the financial documents and Related Reports.

With respect to business activities of directors in competition with the Company, transactions of mutual interest between directors and the Company, benefits conferred by the Company without consideration, transactions with subsidiaries and shareholders other than in the ordinary course of business and acquisitions, dispositions and so forth of the Company's own shares, in addition to the abovesaid audit methods, reports from directors and so forth were demanded as necessary and thorough investigations of the circumstances of each said transaction were conducted.

2. Results of Audit

(1) The audit methods and results of ChuoAoyama Audit Corporation were appropriate.

(2) The Business Report presents fairly the Company's affairs in accordance with the applicable law and the Articles of Incorporation.

(3) With respect to the Disposition of Accumulated Deficit, after examining the assets and other circumstances of the Company, there were no matters which would have to be reported.

(4) The Supplementary Schedules accurately reflected all required matters and there were no matters which would have to be reported.

(5) With respect to the performance of the duties of the directors, there were no dishonest acts or any facts which indicated violation of any applicable laws or the Articles of Incorporation.

With respect to business activities of directors in competition with the Company, transactions of mutual interest between directors and the Company, benefits conferred by the Company without consideration, transactions with subsidiaries and shareholders other than in the ordinary course of business and acquisitions, dispositions and so forth of the Company's own shares, there were no dishonest acts or any facts which indicated violation of any applicable laws or the Articles of Incorporation in connection with the performance of the duties of the directors.

May 29, 2002

Omega Project Co., Ltd. Corporate Auditors
Full-time Corporate Auditor: Hiroya Kawada (Seal)
Corporate Auditor: Yoshihiro Hongo (Seal)
Corporate Auditor: Yoshihide Furubiki (Seal)

Omega
Project Co.,Ltd.

Omega Project Co., Ltd.
31-10, Sakuragaoka-cho, Shibuya-ku, Tokyo, 150-0031, Japan
Tel: +81-3-6415-6070 Fax: +81-3-3496-8430